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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM 12b-25
                         NOTIFICATION OF LATE FILING

                                              Commission file number 000-23373
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[   ]   Form 10-K and Form 10KSB  [   ] Form 11-K

[   ]   Form 20-F     [X] Form 10-Q and Form 10-QSB       [   ] Form N-SAR

For period ended June 30, 2001
                 -------------

[   ]   Transition Report on Form 10-K and Form 10-KSB

[   ]   Transition Report on Form 20-F

[   ]   Transition Report on Form 11-K

[   ]   Transition Report on Form 10-Q and Form 10-QSB

[   ]   Transition Report on Form N-SAR

For transition period ended ________



        Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

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                                    PART I

                            REGISTRANT INFORMATION

Full name of registrant: Landmark Systems Corporation

Former name if applicable:________________________________________

Address of principal executive office (Street and number):
12700 Sunrise Valley Drive

City, State, Zip Code: Reston, VA 20191-5804




                                   PART II

                            RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)     The subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                   PART III

                                  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        On August 9, 2001, the registrant announced that it overstated maintenance revenue by about $2.2 million during the first half of 2001, due to an inadvertent error made while moving data from its old accounting software to the new accounting software installed earlier this year. The registrant is revising its previously reported results for the first and second quarters of 2001, and is unable to prepare all of the revised information required in order to permit an accurate and complete filing of the registrant's quarterly report on Form 10-Q for the period ended June 30, 2001, on a timely basis. The registrant will file its Form 10-Q no later than August 21, 2001.

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                                   PART IV

                              OTHER INFORMATION

    (1) Name and telephone of person to contact in regard to this notification.

Frederick S. Rolandi, III    (703) 464-1300
(Name)                       (Area Code) (Telephone Number)



    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [ X ] Yes  [   ]  No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [   ] Yes  [ X ]  No



        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         LANDMARK SYSTEMS CORPORATION

                 (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2001               By:  /s/ Frederick S. Rolandi III

                                    Frederick S. Rolandi, III
                                    Vice President and Chief Financial Officer
                                    (Chief Accounting Officer)



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